

December 16, 2010

Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China
Via fax (86) 105-913-7800

> **Re: Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Form 6-K Filed November 12, 2010 and December 2, 2010**
> **File no. 001-33134**

Dear Mr. Dai:

     We have reviewed your letter dated November 12, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 30, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 56

1.   With regards to the information provided in your response to comment 2, please explain further the following:

- Tell us when you conducted the additional analysis of your goodwill. In this regard, it appears from your response that you conducted an analysis on or around January 29, 2010, when your stock price experienced a significant decrease in value. Please confirm. Also, tell us whether you have conducted any additional subsequent analyses since then. For instance, we note your current market capitalization is approximately $63 million (or approximately $88 million when applying the average control premium provided in your response) compared to a net book value at September 30, 2010 of approximately $95 million;
- Tell us how you determined the fair of the reporting units in your subsequent analysis. In this regard, your disclosures on page 56 indicate that fair value of the reporting unit is determined based on discounted future cash flows, however, your response appears to imply that your assessment was based on an analysis of the company's market capitalization. Please provide details to support the valuation of your reporting units at your interim testing date. Also, provide the calculated fair value for each reporting unit before applying any control premium;
- Tell us why you believe the premium paid in "all public global technology" M&A transactions provides a comparable basis to determine the company's control premium. In addition, provide the range of premiums considered in each calculation and further explain how you factored any outliers into your average premium calculations; and
- You indicate that the company believes the fundamental condition and environment of your business did not change due to "those extraordinary events causing financial losses in Q4 2009." Explain further the specific events to which you are referring and tell us how you have rebounded from such events in fiscal 2010.

Operating Results, page 59

2. The supplemental discussion of fluctuations in cost of revenue and operating expenses (i.e. due to changes in headcount and salaries) as provided in response to prior comment 3 were helpful and could add value to the discussion already included in your Operating and Financial Review and Prospects disclosure. Please confirm that you will incorporate this supplemental disclosure into your next Form 20-F filing.

Revenue by Sources, page 60

3. We note from your response to prior comment 4 that you will consider identifying your net revenue presentation for your Platform & Maintenance services as a non-GAAP measure in future filings. The Staff believes this measure to be a non-GAAP measure as defined under Regulation G and requests that you confirm you will identify these disclosures as such in future filings. Also, confirm that you will include the disclosures required by Regulation G and Item 10(e) of Regulation S-K.

Gross Profit and Gross Margin, page 63

4. We note your response to our prior comment 5. Please confirm that in future filings you will quantify the impact of each factor that materially contributed to changes in gross margin for each

revenue stream (i.e. Software & Solutions, POS and Platform & Maintenance Services). In this regard, we note your current disclosures focus solely on the fluctuations in the gross margins for your Software & Solutions business. Please provide an example of the proposed disclosures you will include in your future filings, which address the factors that contributed to the significant fluctuations in your gross margins for the POS and Platform & Maintenance Services business as well as for your Software & Solutions business as indicated in your response. We refer you to Item 5.A.1 of Form 20-F.

Other Income (Expense), page 66

5.   We note your response to prior comment 6 where you refer to an "adjustment on real estate that was received as compensation for notes receivable" in fiscal 2009. Please explain further the nature of this transaction and how it resulted in other income of RMB2,236,740.

Liquidity and Capital Resources, page 68

6.   We note from your response to prior comment 9 that you will consider discussing the increases in costs and estimated earnings in excess of billings on uncompleted contracts and increases in billings in excess of costs and estimated earnings on uncompleted contracts when your current situation reverses in the future. The Staff believes that you should disclose the reasons for significant changes in such items as they occur and not wait until the current situation reverses. Please confirm that you will disclose the reasons for such changes in your next Form 20-F.

7.   We note your response to prior comment 24. We also note from your disclosures on page 47 that under PRC laws, foreign-invested enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations. Please tell us whether there are any material differences between the determination of accumulated profits pursuant to Chinese accounting standards and your reported accumulated profits under U.S. GAAP. To the extent that Chinese accounting standards and U.S. GAAP differ materially in the calculation of these amounts, please disclose a qualitative and quantitative analysis sufficient to give investors an understanding of the impact of any such differences. In addition, in future filings please revise your liquidity and capital resources disclosure to include a discussion of how earnings from the PRC entities flow through your corporate structure; disclose the amount of retained earnings that are free of restrictions; and include a discussion of how tax withholdings may impact any dividends paid to the parent company.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 79

8.   We note from your response to prior comment 13 that you concluded the impact of the imputed interest on the loans to related parties, Huazhi and Baodaotong, was not material. Please note that disclosure of the interest rates on loans with related parties is required disclosure, your conclusion as to its impact notwithstanding. Please confirm that you will provide all the

information required in Item 7.B.2 of Form 20-F regarding outstanding loans with related parties in future filings. Further, please reconcile your response to prior comment 13 that the whole loan amount was paid back to Baodaotong on September 11, 2009 with your disclosure on page 80 in the Form 20-F that the balance "due from Baodaotong was RMB0.3 million as of December 31, 2009."

Item 8. Financial Information

Consolidated Statements of Operations, page F-4

9.   We note your response to prior comment 18. As previously requested, tell us the amount of revenues from your system integration services applicable to (a) the hardware and (b) the service portion of the arrangement for each period presented. Also, for each period presented, tell us how your current presentation complies with the guidance in Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X to separately classify your revenues and cost of revenues between products and services. To the extent your system integration service arrangements are bundled arrangements that are not separable for U.S. GAAP revenue recognition purposes; tell us your consideration to use an allocation methodology to either separate such revenues for income statement presentation purposes or provide a separate category in your consolidated statement of operations for such arrangements.

Note 2. Summary of Significant Accounting Policies and Practices

(k) Revenue Recognition, page F-20

10.   We note your response to prior comment 21 where you indicate that the system integration services are subject to a separate bidding process and that such contracts are entered into at different times from your software and solutions contracts. To the extent the company wins a bid to provide system integration services to a client for whom you are also providing software and solutions services, explain further how you determined that these contracts should not be viewed as a single multiple element arrangement. In this regard, provide a detailed analysis of how you considered the guidance in ASC 985-605-55-4 in these circumstances. For instance, if you considered the timing of when these contracts are entered into, then tell us specifically when you entered into each of these contracts.

11.   We note from your response letter dated October 20, 2008 (comment 8) that revenue from system integration services, which includes the value added services of planning, designing, installing, integrating and testing of hardware sold to your customers is recognized on a gross basis. Alternatively, revenue from your agency sales, which represent the sale of third party hardware and software without the value added services, is recognized on a net basis. Please explain further how your system integration and agency arrangements differ. In this regard, your response to comment 4 indicates that your platform and maintenance service line of business requires very little resources from the company. In addition, your response to comment 18 indicates that revenue from your system integration services for fiscal 2009 was comprised mainly of hardware sales and the service component was mainly telephone support services as

"there was no revenue recognized from the value added services" during fiscal 2009. As it appears the company is providing limited services with your system integration sales, it is unclear how your current business structure supports gross revenue recognition for these arrangements. Please provide your analysis under ASC 605-45-45 that supports your current revenue recognition model for your system integration sales.

Forms 6-K Filed November 12, 2010 and December 2, 2010

12.   With regards to our prior comment 27, please respond further to the following:

- The disclosures in your November 12, 2010 Form 6-K continue to refer to "pro forma DSO." Tell us why you have not labeled such disclosures as non-GAAP and why you have not disclosed the nature of agency service contracts as we previously requested;
- Provide in your response the calculations that support both the gross basis DSO and pro form basis DSO. In this regard, your response indicates that when you calculated the pro-forma DSO, you adjusted the amount of revenues by the pass through costs amounts, which would appear to imply that you grossed up the revenues from agency services contracts included in your DSO calculations. Please confirm and if so, explain further how the pro-forma DSO differs from gross basis DSO; and
- Revise your disclosures to include a quantitative reconciliation of your GAAP DSO to non-GAAP DSO and disclose the reasons why management believes this financial measure provides useful information to investors regarding the company's financial condition and results of operations. We refer you Regulation G and Question 102.12 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for further guidance.

13.   We note the Consolidated Statements of Income appearing on pages 7 and 8 of Exhibit 99.1 include non-GAAP disclosures (i.e. non-GAAP revenue and non-GAAP cost of revenue). Similarly, the Summary of Selected Unaudited Financial Results included on page 2 of Exhibit 99.1 also appears to present a full non-GAAP income statement for purposes of reconciling GAAP information. We believe your operating statement format conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may present only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G. Tell us how you intend to revise your disclosures in future filings.

14.   In addition, we note the information presented on page 2 of Exhibit 99.1 includes revenues, platform and maintenance services revenues, and cost of revenues presented on a non-GAAP basis; however, you have not labeled this information as non-GAAP. Similarly, you did not properly label cost of revenues as non-GAAP in the consolidated statements of income on page 7. To the extent you present information that was not determined in accordance with generally

accepted accounted principles, you must label such measures as non-GAAP and include the appropriate reconciliations. Please revise accordingly.

15.   We note that in order to arrive at non-GAAP revenues you increased GAAP revenues by RMB15,111 in the third quarter of fiscal 2010 and decreased GAAP revenues by RMB1,270,073 in the third quarter of fiscal 2009. If the intent is to show non-GAAP revenues on a net basis, then explain further why your adjustments in fiscal 2010 was an increase to the GAAP revenues. Also, explain further why you believe this information is useful to investors.

16.   On page 3 of Exhibit 99.1, we note the disclosures of other non-GAAP measures such as consolidated SG&A expenses excluding the impact of stock based compensation expense and gross margins calculated on a non-GAAP revenue basis. In future filings, please reconcile all non-GAAP measures to the U.S. GAAP measurement. Also, disclose the reasons why management believes these presentations provides useful information to investors. Refer to Regulation G.

17.   Please apply the above comments to your December 2, 2010 Form 6-K, as applicable. Also, in Exhibit 99.1 we note that you have not provided a reconciliation of GAAP EPS to non-GAAP EPS. Please ensure that the reconciliation is provided in all future filings.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457 with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief